March 7, 2013

Ms. Amy L. Starr

Chief Office of Capital Markets Trends

Division of Corporation Finance

US Securities and Exchange Commission

Washington, DC 20549

Re:	UBS AG

424 Prospectuses relating to Registration Statement on Form F-3ASR

Filed January 11, 2012

File No. 333-178960

Dear Ms. Starr:

Thank you for your letter of February 21, 2013. We have reviewed your comments and confirm that we will implement changes to future prospectus supplements to reflect those comments. We are currently engaged in drafting efforts to revise and conform our disclosure. Due to the wide variety of notes we offer, as well as required changes to our internal operating procedures, we expect to implement changes over a period of time.

Please do not hesitate to contact us if you have questions or comments or would like to discuss further the contents of this letter.

Very truly yours,

UBS AG

By: /s/ Gordon S. Kiesling

Gordon S. Kiesling

Executive Director